Exhibit 12.1

Penn Virginia Corporation and Subsidiaries
Statement of Computation of Ratio of Earnings to Fixed Charges Calculation
(in thousands, except ratios)

									Nine Months
									Ended
	2006		2007		2008		2009	2010	September 30, 2011
Earnings
Pre-tax income *	$91,397		$52,655		$146,238		$(219,068)	$(109,562)	$(106,403)
Fixed charges	11,525		28,162		33,772		53,535	60,003	46,544
Total Earnings	$102,922		$80,817		$180,010		$(165,533)	$(49,559)	$(59,859)

Fixed Charges
Interest expense	$8,828		$23,717		$27,614		$47,545	$55,063	$43,260
Rental Interest Factor	2,697		4,445		6,158		5,990	4,940	3,284
Total Fixed Charges	$11,525		$28,162		$33,772		$53,535	$60,003	$46,544

Ratio of Earnings to Fixed Charges	8.9	x	2.9	x	5.3	x	**	**	**

*	Includes cash distributions from equity affiliates and excludes equity earnings from affiliates and capitalized interest.

**	During 2009, 2010 and the nine months ended September 30, 2011, earnings were deficient by $165,533, $49,559 and $59,859, respectively, regarding the coverage of fixed charges.